Filed by Thayer Ventures Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thayer Ventures Acquisition Corporation

Commission File No.: 001-39791

This filing relates to the proposed business combination between Inspirato LLC (“Inspirato”) and Thayer Ventures Acquisition Corporation (“Thayer”) pursuant to the terms of that certain Business Combination Agreement, dated as of June 30, 2021 (the “Business Combination Agreement”).

THE FOLLOWING IS THE TEXT OF THE INTERVIEW WITH BRENT HANDLER (CHIEF EXECUTIVE OFFICER, INSPIRATO LLC) BY BENZINGA, DATED SEPTEMBER 15, 2021

INTERVIEW TRANSCRIPT

Chris Katje (CK): We’ve got another exclusive interview here on SPACs Attack. So joining us on the show today we have Brent Handler. He is the CEO of Inspirato, that company going public with Thayer Ventures Acquisition. The ticker TVAC. After completion, Inspirato will trade as ISPO. Brent, welcome to SPACs Attack.

Brent Handler (BH): Welcome, thank you. Thanks for having me.

CK: Awesome, well thanks for joining us on the show today. You know, we’ve heard a lot about this company. I know I wrote an article when this deal was announced and, you know, the travel sector. There’s so much to talk about right now, so let’s dive into questions here. The first one we always like to start with here on SPACs Attack since we do cover SPACs and deSPACs is why the decision to take Inspirato public via SPAC and was a traditional IPO also considered by your company?

BH: Yeah, great question. We really were kind of looking at all options. Obviously, travel was the first major hit during the pandemic and Inspirato was very, very quick to move. We did a very large layoff like on the 19th of March and really tried to kind of get our own house in order. Cut costs, did a lot of, you know, pay reductions and things to make sure that we can weather the storm. Once we got out of that, let’s call it uh, you know, the summer of ‘20, we started to realize that the rebound and the revenge travel was a real thing. So we started to look at all of our options for growth and it became clear that the recovery story was going to be a big one, and so when we went out into the market, we just kind of fell in love with Thayer Ventures, which is who is behind the SPAC that we merged with. And they’re a travel focused venture fund and had a lot of relationships with technology companies as well as hospitality companies in the travel space. So we thought that that was a really good fit for us and we’re really happy to be merging with them and moving forward with being a public company.

CK: Awesome, so before we dive into some of the individual questions here—for anyone out there who doesn’t know Inspirato, what’s the brief summary description of what Inspirato does and offers to its customers?

BH: Sure. The first thing I’d say is Inspirato is really focused today on the luxury traveler, very focused on this high net worth traveler. Our average nightly rate for residence is, to give you some perception here, is about $1,500 a night, and we’re a subscription travel company. We’re really the leader in subscription travel. We have two products. One is called Club, one is called Pass, and Club, there is a uh, a fee of $600 a month, and for that you get access to our platform and access to everything that Inspirato has to offer. What you’re showing here on the screen is—kind of the main staple—is we have about 385 homes that we manage and control the same way that a Four Seasons manages and controls a hotel. We control that inventory through long term lease, so there’s no vacation roulette for these high net worth travelers. There’s no risk that they’re going to have a bad experience. We also have access to hotels and experiences and lots of other kind of private club benefits including service where all of our members and all of our subscribers are given a great team that helps them and helps them plan all of their travel. For that $600 a month, though, you pay nightly rates. So you pay as you go. We have another product called Inspirato Pass and this is really a fast growing, really dynamic business platform that we built, and it is endless travel for $2,500 a month with no nightly rates, taxes or fees. So with Pass, you pay $2,500 a month and it’s look, book, stay, repeat. So you’re able to book anything you want. There’s 150,000 trips to choose from. The day you check out, you can book your next trip. So if I was a Passholder and I wanted to go to Nantucket this weekend for three days and it was available, I could do that. The day I check out, I could book my next trip. Maybe I want to go to Kiawah, South Carolina in two or three weeks. I do that. I check out. I book my next trip. And there’s a lot of value and a lot of opportunity with Pass. It’s still really for a high net worth traveler, but Pass works extremely well for us, it works well for the traveler, and it really works well for the supplier because, if you think about luxury hotels or holders of this inventory, we’re able to acquire that inventory at great discount because we’re not showing anybody the price. We’ve created true opacity in the pricing model, which allows luxury brands like a Montage or a Pebble Beach Company to be able to work with us, be able to offer us great value which otherwise these luxury brands as you know don’t really discount.

CK: You know, I just gotta say—and shout out Mitch here in the background—I don’t know if you caught on screen there. We always try to show the slides and the videos and it literally put up look, book, stay right when you were saying it and those words were coming out of your mouth. So we couldn’t have timed that better, you know. So awesome job with the video there. So Brent, you mentioned, you know, 385 exclusively managed branded luxury vacation homes. Uhm, you know, can you talk a little bit about locations, right? Where are you know the majority of your locations? What countries does Inspirato operate in? And give us the background, you know, on where people can find you.

BH: Sure, well what I’d say is today, our customer base—the people who buy our subscriptions—are North American travelers, primarily in the United States. We also have a strong presence in Mexico and a presence in Canada. So it’s really where those families want to travel, which is primarily the United States, the Caribbean, Mexico and Europe. So we have residential inventory in dozens and dozens and dozens of markets ranging from Kona, Hawaii to Tuscany, to, you know, the Caribbean, and basically that is where people want to travel and stay in a home that are, you know, people who reside in North America. The part of the business that actually is the most difficult to manage is adding residential supply, and yesterday, we launched Inspirato Real Estate. If you go to our website inspirato.com, you’ll see in the upper left, we have our own brand and our own business now called Inspirato Real Estate, which is where we provide homes that we want people to buy for us. We’re looking for investors to buy these houses and then we lease them back from them and pay them a healthy return better than they would be able to do on their own. Plus, lets them use their own home, and that’s really the growth engine for how we’re able to add more supply. People often ask, you know, in a marketplace business like this, is it harder to get subscribers or is it harder to get inventory? And it’s much, much harder to get inventory. We have a great product. People love our product. We’ve had, you know, very, very high retention over a 10-year period, north of 85% retention, which is an incredible subscription retention rate over that period of time. But finding homes today can be a challenge, right, because everybody wants a vacation home. They come on the market, it’s very competitive, so we’re doing a lot. That group went from four people to over 30 people in the last hundred days as we’ve been growing this and expanding and working to really Increase our portfolio.

CK: So, I want to dive into the subscription model first. You know, so the company was launched—was that subscription model, you know, the thesis of creating the company that, you know, no one was really offering this to customers before?

BH: Yeah, so Club was launched first. Inspirato sold its first subscription January 1, 2011, and we launched Pass in the summer of 2019. To give you an idea of how strong a business Pass is, it went from zero to 75 million of annual recurring revenue from the middle of July through up to the pandemic. Basically to March 1, 2020. So Pass was brought on later, and what we really were trying to do there is come up with a real subscription, often dubbed the Netflix of travel, where you could unlock such tremendous value if you took away nightly rates. Because once we took away nightly rates, our suppliers and our partners were willing to sell to us at a fraction of the price that they would sell to somebody who’s going to turn around and show a discount.

CK: Awesome. Yeah, so you mentioned the pay-as-you-go model and, you know, that was the one that intrigued me, right? So you kind of started there, you know, why it was important, but, you know, how did this idea come to be? How long did it take to launch this model of Pass and, you know, is that going to be the big growth engine for the company going forward?

BH: Yes, Pass is definitely the growth engine of the company going forward. The value proposition on Pass is incredible. We’ve got a lot of research and know that our target subscriber and target family can spend $30,000 a year in travel. Also, Pass is highly shareable. You can share it with other people, you can share it with employees. So Pass, it took about a year for us to come up with the concept and get it launched, but we had been working on the idea—different models that did not have the level of consumer success—I would say over the previous maybe, you know, three or four years. And Club is still a great option. And Club is the—we don’t break out our subscribers—but Club is still the majority of our subscribers. But Pass is just such an incredible value for a subscriber when if you’re willing to travel and you’re flexible, you’re able to get significantly more value than the $2,500 per month that you’re spending.

CK: Awesome, so, you know, we mentioned before we brought you on, you know, that travel recovery, that pent up demand, we’re always looking for stocks, you know, associated with the potential, you know, post Covid travel play. So the thing I saw was Inspirato actually mentioned recently that an uptick was seen – 50,180 nights booked in the first quarter and that compares to 32,351 in last year’s first quarter, and 45,532 in the fourth quarter of 2020. Can you talk a little bit about the trends you’re seeing in terms of, you know, that, pent up demand, you know, travel recovery? I mean, are we getting to the point where travel is really, really coming back here?

BH: Yes, especially leisure travel and especially residential travel. So I think the really, the straightforward answer I can give you is from for about the last year or so, if none of our residences was open—remember in Q1, California was shut down; there were a lot of travel restrictions in Mexico, things like that; we’re still not open in Grand Cayman for example—but if we have inventory and it’s open, our subscribers are going there and we’re seeing occupancy that we’ve never seen before. I think the, without getting I, I don’t want to give a wrong number, so I’ll just give a basic number, but I think in May, our occupancy platform wide, which includes places like the mountains, you know, which is really the mud season, but our occupancy was nearly 90 percent. And in 2019 it would have been in the sixties. To give you like some perception of in the summer we’re running at, you know, in the nineties, in terms of total occupancy. So I think your question is, is there a travel recovery? And I would say we’re at full capacity. We can — as soon as we add — we’re doing a property release actually tomorrow. I think seven new residences get released to our subscribers, and I wouldn’t be surprised if, you know, a, you know, a large, large, large percentage of the inventory over the next 12 months gets booked within 60 minutes.

CK: Wow, I mean thanks for that background, right? We always hear about, you know, travel, recovery happening, but to actually get, you know, the big numbers, the percent there, you know, compared to 2019, that always helps put things in perspective, you know. So now becoming a publicly traded company, right? There’s going to be more eyes on Inspirato and one of the questions everyone will want to know is, you know, what’s next? What are the growth plans for the company? So in the presentation there was a mention of, you know, acquiring new subscribers, expanding the property portfolio which you already hinted at, and then also investing in possible product extensions. Can you just breakdown some of the growth opportunities for us?

BH: Sure, I mean I think, if we take even a step back, we, we view the demand side of our TAM and serviceable addressable market, we view that as $135 billion and $100 billion. So if you think about just the market demand in our serviceable addressable market, we’re thinking about $100 billion, you know opportunity. And when we, when we — and that’s and that’s really just in the U.S., so we’re a tiny fraction of the overall opportunity for luxury travelers, luxury families to enjoy our type of subscription travel. In terms of growth, we’re going to make Pass much, much better. Pass got off to a great start. Look, I mean, Chris, it was built as a, as a travel platform, right? Let’s, book, stay, repeat it. It was not built for a pandemic at all, but now we’re starting to make the investments and the technology improvements that are just going to make it better and better and better. We launched something called Beyond Travel, which allows people to use their Pass for things like tickets and things like travel related merchandise and certain types of experiences and private chefs. And so when you think about Pass, I’d want you to really think more like travel and entertainment. If I’m going to spend $2,500 a month, what am I going to be able to get, and if I can’t travel, what am I going to be able to get at home where I live? So big, big investments into the technology. Big investments into — I’ve already mentioned how many people we’ve hired on the inventory side launching Inspirato Real Estate, how we’re able to, you know, add more inventory, and then the last part of if you think product development, just broadly speaking, we have a big eye towards sharing. We have a big eye towards people being able to buy Pass for their business and use it as an incentive travel platform so you would be able to gift out trips over time. We have one customer almost by accident in that space. Salesforce.com came to us and said, you know, Inspirato is really interesting. We have a lot of our employees, a lot of our executives, is there any way our people like what if we wanted to do a reward for our best salespeople? And that piece of business, which really was just sort of put together without a lot of technology and without a lot of investment, you know, is proving to be millions of dollars with really lots and lots and lots of demand. So I’d say sharing, inventory and technology are kind of the three areas where we plan to make the biggest investments.

CK: Well, if our CEO Jason Raznik is watching this interview right now, I hope he heard that. I mean, maybe Benzinga needs to, you know, link up and get, you know, a partnership at one of these properties ‘cause I’m loving all these different places that I could travel to, so what better way to reward your employees, you know, than offering something like that? So love that from you guys. I want to turn to financials for a minute, you know, obviously we did have the pandemic so, you know, the 2020 numbers were down, but going forward, we’ve got revenue projected of $221 million in fiscal 2021, one $366 million in 2022. Can you just give us, you know, a little bit of the background into what goes into those projections? How much of that, you know, is from existing customers, and how much of that is kind of looking forward, you know with the additions?

BH: Right, well, let’s start in, let’s start in ‘20. What I would tell you is I think we’re an anomaly in that on a, adjusted EBITDA basis, Inspirato was profitable in 2020, and for a travel company, you know, that’s pretty rare air. So let’s try to figure out why. Why would Inspirato be profitable? Well, our expenses are highly variable because we have force majeure in our leases, and because we don’t own the property, it’s an asset light model. We’re able to turn up and down our expenses. We also have highly variable expenses in overhead sales and marketing and other areas of the business. So our expenses we were able to reduce dramatically during the pandemic, north of $100 million. But at the same time, our high margin subscription revenue continued to flow on because our subscribers love Inspirato and they didn’t want to quit. Some quit, obviously, because they couldn’t use it, but such a high number of them stayed with it. And subscription revenue, whether it’s Pass or Club, is highly profitable. So our business model, because it is a subscription, is far less volatile than other travel businesses, whether that be a hotel or whether that be an online travel agency or the like. So in 2020, we were profitable. In ’21, we’ve given out these projections that you just mentioned and again, because so much of this is subscription based, it’s not like one-time revenue and we have to go grab revenue in order to be able to hit our numbers. So we have very strong visibility. Obviously, for next year, our plan consists of a lot of growth and the way to get that growth is going to be to continue to invest in Pass, make it better, have more subscribers, continue to add more inventory and better inventory, and then, of course, retention becomes a part of the equation in any subscription business. And I would say, you know, look is the Delta variant helping? No, it’s not. That’s not helpful, but, you know, we’re working our way through it and, you know, we feel very, very good about the business that we’ve built, the customers that we sell to, and the loyalty over the last 10 years that we’ve earned by providing these families with exceptional vacations and amazing experiences, which, during the pandemic, it really became obvious that travel was an essential service for the affluent family. They weren’t willing to give that up. They give some other stuff up, but not travel so we don’t, we don’t feel any demand weakness, lots of demand weakness. It’s really about, it’s really about supply.

CK: Awesome, well you mentioned the real estate news earlier, but I want to circle back to that. So we did have the news out yesterday that Inspirato is launching Inspirato Real Estate to accelerate growth of luxury vacation residence portfolio, you know, can you talk a little bit about this? So, you know, you mentioned that people would, you know, buy the properties and you would lease them back? Are there any requirements for those potential, you know, buyers of the homes? Can they still live in their home part of the year? You know, is there any terms, you know, that you can share with us?

BH: Sure. Yeah, I think it’s, you know, let’s just kind of talk averages. These are obviously vacation homes. They’re not meant to be somebody’s primary residence. Average lease is about five years. Families have very flexible usage options. Some don’t want to use it at all. There is a thesis, Chris, that investing in vacation homes is a great investment. If you think about all of the like invited whole or if you think about the single family rental platforms and REITs that have been built where, you know, you can buy your share of homes in the suburb of, you know, Fort Lauderdale and you’re getting rent coming back to instead of it being an apartment building. No one’s really done that for luxury vacation homes and luxury vacation homes have incredible, incredible appreciation opportunities. They also have this like very, very difficult moat around them. Replacement costs are high. So we think there’s people who just want to buy them for pure investment. They don’t want any owner usage. Some families want to have some owner usage, but at the end of the day, if you typically are thinking of buying a vacation home — you talk to a friend, they want to buy a $3 million house in Kiawah. It’s very, very rare that they can cover their costs. Very rare that they’d be able to with rental cover all of their costs. With Inspirato, in essence, we’re offering a triple net return. We’re able to pay more because we’re able to have higher occupants. We have more efficiency. We’re a better operator. We don’t have any costs either, Chris, like we don’t have — if when you book through Expedia, they charge you a commission. When you book through Airbnb, they charge you commission. Inspirato’s the opposite. Think about it, our subscribers pay us the essential — essentially, they pay us a loyalty fee. Whereas with Marriott, Marriott is paying the customer a fee in order to be in the loyalty program or you’re paying Booking.com a commission. So with the average Inspirato Real Estate buyer, it’s very flexible. They can choose what they want in terms of usage. Averages about five years. They should figure that they’re going to get a return equal to being able to not only pay all the expenses in their house, but in addition, pay them a net yield. Of course, they get all of the appreciation. We don’t own the house, there’s no promote. We don’t take any kind of like promote like what you would see in a fund and it, you know, the people who have been our partners over the past 10 years who have bought these homes obviously have done really well. The market’s done really well. We’ve paid them a return and just by being an Inspirato home, it’s more valuable. By being an Inspirato home, being able to show our lease, being able to show that Inspirato chose your house in Kiawah versus another house in Kiawah, our thesis is there’s stronger appreciation potential, and we’re obviously a great partner in that, in that regard.

CK: Awesome, well Brent, thanks so much for answering, you know, some of these questions I had. If you don’t mind, we’ve got some questions here from our loyal viewers. It’s one of the things we always like to do here on SPACs Attack, you know, is ask some questions from the viewers. So I want to bring up a couple here. One of them from Borntobefree, was asking about, you know all inclusive. So there are some homes shown in that video that had some golf courses and some other amenities. Are those included, you know, in the price or would that be an additional fee for customers?

BH: There are instances, they’re rare, where things like golf, even like, you know, breakfast being made at the house in some of our Caribbean or Mexico destinations are included, but the simple way to think about it is variable expense is on your own. So any sort of incidental spa, golf, food is not included. What we didn’t talk about though, Chris, is the high level of service. This is obviously meant for, you know, high net worth folks, so there is a concierge at every house. A real human being, not a telephone concierge, not an Internet chat bot. There’s a human being. They work for us, about every three or four houses taking care of you. So whether, you know, whether you’re in the Turks and Caicos or Tuscany, there’s a person who’s there helping you and is on site and has a real vested interest in your success. That is included with all of our residential inventory.

CK: Awesome, well yeah thanks for adding that in. That was not something I had seen before. We’ve got a lot of questions about, you know, the unlimited plan, you know? So again, the first offering, that’s unlimited stays per month then, is that correct?

BH: Yeah, so the word unlimited gets a little bit tricky. So just to put it into a frame of reference, I’ll give two examples. One is Rent the Runway. Their subscription, you can have one outfit at a time, but before they send you your next outfit, you have to mail back the outfit you have. The original Netflix model back when people had CD — DVDs I guess they were called, right? You could watch something, you send it back, you’d get a new one. Think about Pass in the same way you can. It’s unlimited in the fact that you can book whatever you want, but you can’t book your next one until you check out. So how many days a month you travel is completely dependent upon our algorithm of what you select and this — I should mention, we have a couple of patents on this algorithm — that business process I just talked about, the Rent the Runway like business process for travel and for a live experience — we have a couple of patents on that, and that’s what allows us to provide great value, still preserve a business model that economically makes sense and also make it fun and make it different. You know, you’re talking about a big, big, big market, right, travel. And there hasn’t been that much innovation in the subscription world. People have like sniffed around the edges, tried to come up with a few things but, you know, we’re very proud of coming up with this innovation path that we think we’re like, really, we think we’re in the, you know, first inning of the first game and we just threw the first pitch of subscription travel. Ten years from now, we think people are going to be talking about subscription travel the same way they talk about Peloton today, or the same way they talk about Netflix today. It’s a massive consumer category. There’s really high fixed costs, really low variable costs. It should be an industry and a market opportunity that lends itself extremely well to subscription just like Netflix.

CK: Awesome yeah, love that background there. I want to shout out. We’ve got one of our loyal viewers, Sue, she’s tuning in from Portugal. So her question, you know, you mentioned the locations you have. Mainly, you know U.S., Mexico, Canada, the Caribbean, but I also know there’s some European properties. So her question, you know, is how many properties in Europe and are any located in Portugal?

BH: We don’t have any properties in Portugal that we take risk on that we, you know, have leases on. As I had said, you know, in today’s phase of the business, we’re focused on where the North American traveler wants to go. So we have properties in Rome, properties in Tuscany, properties in Lake Como, properties in Spain, properties in Switzerland, properties in London. I’m missing a few. There is an opportunity, of course, for Inspirato to expand internationally, but the more we would expand internationally, the more we would also have to expand our sales and marketing presence to be able to sell subscriptions effectively in the areas of the world where we would want to have more inventory.

CK: Any insight into, we’ve got a question here from ncal, part of it is, you know, what are the most popular destinations or locations amongst your portfolio? Can we get any insight into that from you?

BH: Yeah, our two largest destinations are Cabo and Vail. Those are the two, those are the two largest. Well, actually and New York. Let me, let me just give a little nuance to our business model that I think is interesting so people understand. Oftentimes with a hotel, we will buy out blocks of hotel suites the same way that we do at least for a residential property. So as an example, in The Dominick in Soho, we’ve created Inspirato Soho, and we have 26 units on the very top of that building. Those act like residences in the fact that we own them and pay for them, whether they get used or not. We own them 300 — we own the inventory 365 days a year. That’s the same with the houses in Cabo that we own the inventory 365 days a year. So New York is actually our biggest destination. We do more volume in New York than anywhere else in terms of destinations.

CK: And then last question, just to follow up on that, Brent, is, you know, what are some of your favorite destinations or locations that you enjoy going to amongst the Inspirato portfolio?

BH: Well, I feel terrible saying, I like going to Cabo and Vail. The company’s headquartered in Denver, so Vail is, you know, kids and growing up there and Epic Pass and all that. But there is, I think I saw there is a place called Andaz in Maui, which is a beachfront property in Wailea, Maui. We really like that as a family. We’ve been to Tuscany, we really like that. We have an experiential business. It’s a meaningful piece. It’s a meaningful business. It’s taking a breather because of Covid, which we call Inspirato Only. We charter entire small luxury cruise ships like a Silversea and we’ll do like an eight day, only subscriber custom itinerary through the Med, and my family and I have done several of those. We’re actually doing one next year. And those have been really fun. My kids have grown up, met a lot of other kids on those trips. And I put that up there. And then, oh, and then, I can’t, I have to of course mention Pebble Beach. We have fixed inventory at Casa Palmero which is the boutique luxury property inside Pebble Beach. We have preferred tee times. Pebble Beach is one of my, if not my, you know, favorite place in the world, so that’s another one where I really like to go.

CK: Awesome. Well, you’re getting me excited and wanting to travel to all these places, and especially seeing those videos, but I want to thank you again. So joining us on SPACs Attack today, guys, Brent Handler, the CEO of Inspirato. That company going public via SPAC merger. Ticker is TVAC. New ticker will be ISPO. Brent, thanks so much for taking time out of your busy schedule and joining us on the show today.

BH: Thank you so much, really appreciate it. Have a great day.

CK: Thank you. Thank you, you too.

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Forward-Looking Statements

This document may contain a number of “forward-looking statements.” Forward-looking statements include information concerning Thayer’s or Inspirato’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether this proposed business combination will generate returns for shareholders. These forward-looking statements are based on Thayer’s or Inspirato’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this document, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Thayer’s or Inspirato’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and the proposed business combination contemplated thereby; (b) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Thayer or other conditions to closing in the Business Combination Agreement; (c) the ability to meet Nasdaq’s listing standards following the consummation of the proposed business combination; (d) the inability to complete the private placement into Thayer; (e) the risk that the proposed business combination disrupts current plans and operations of Inspirato or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the proposed business combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the U.S. Securities and Exchange Commission’s (the “SEC”) recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies (“SPACs”)) which could result in the need for Thayer to restate its historical financial statements and cause unforeseen delays in the timing of the business combination and negatively impact the trading price of Thayer’s securities and the attractiveness of the business combination to investors; (i) the possibility that Inspirato may be adversely affected by other economic, business and/or competitive factors; (j) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (k) the risk of downturns in the travel and hospitality industry, including residual effects of the COVID-19 pandemic; and (l) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 referenced above and discussed below and other documents filed by Thayer from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Except as required by law, neither Thayer nor Inspirato undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Thayer’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed business combination, Thayer intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement and prospectus with respect to Thayer’s securities to be issued in connection with the proposed business combination that also constitutes a preliminary prospectus of Thayer and will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of Thayer’s shareholders to be held to approve the proposed business combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, Thayer’s shareholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/prospectus, as well as any amendments or supplements thereto, and all other relevant documents filed or that will be filed with the SEC because they will contain important information about the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to Thayer shareholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at the Special Meeting. Thayer shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to TVAC@mzgroup.us.

The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Thayer, Inspirato and their respective directors and officers may be deemed participants in the solicitation of proxies of Thayer shareholders in connection with the proposed business combination. Thayer shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Thayer in Thayer’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as amended, which has been filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Thayer shareholders in connection with the proposed business combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that Thayer intends to file with the SEC.

Disclaimer

This communication is for informational purposes only and shall not constitute an offer to sell, a solicitation of a proxy, consent or authorization or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.